UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Banc of California, Inc.

(Full name of Registrant)

(Former name if Applicable)

18500 Von Karman Ave., Suite 1100

(Address of Principal Executive Office (Street and Number))

Irvine, CA 92612

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a).	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b).

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c).	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Banc of California, Inc. (Company) is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014 (Form 10-Q). Additional time is needed for the Company to compile and analyze supporting documentation necessary to complete the review of the unaudited consolidated financial statements included in the Form 10-Q. The Company expects to be in a position to file the Form 10-Q within the extension period allowed by this form.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ronald J. Nicolas, Jr.	949	236-5207
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As reported in the Company’s press release included with its Current Report on Form 8-K furnished on July 31, 2014, for the three months ended June 30, 2014, the Company recorded net income of $8.1 million and net income available to common shareholders of $7.2 million, or $0.27 per diluted common share. This compares with net income of $4.4 million and net income available to common shareholders of $4.4 million, or $0.34 per diluted common share, for the three months ended June 30, 2013.

For the six months ended June 30, 2014, the Company recorded net income of $8.9 million and net income available to common shareholders of $7.1 million, or $0.30 per diluted common share. This compares with net income of $5.3 million and net income available to common shareholders of $5.0 million, or $0.40 per diluted common share, for the six months ended June 30, 2013.

Total assets increased by $758.5 million to $4.39 billion at June 30, 2014, compared to $3.63 billion at December 31, 2013. The increase in total assets was due primarily to a $379.0 million increase in loans held for sale, a $147.9 million increase in cash and cash equivalents, a $63.0 million increase in securities available for sale and a $152.3 million increase in loans and lease receivable, net of allowance.

Banc of California, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 12, 2014	By:	/s/ Ronald J. Nicolas, Jr.
		Title:	Executive Vice President and Chief Financial Officer

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